September 15, 2005
ANUVU FUEL CELL DEVELOPS HYDROGEN FUEL CELL VEHICLE FOR A NEIGHBORHOOD ELECTRIC VEHICLE / GENERATOR FOR REGI U.S., INC. / REG TECHNOLOGIES INC.

For Immediate Release: September 15, 2005. Vancouver, BC - REGI U.S., Inc. (OTC BB: RGUS, Berlin Stock Exchange: RGJ)/Reg Technologies Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) wish to announce that Anuvu Incorporated has scheduled production and delivery of a fuel cell-powered Neighborhood Electric Vehicle with On-Board Power generator to Reg Technologies Inc. for evaluation and testing. A recent market demand for highly-efficient NEVs has been seen as gasoline prices have risen dramatically and these small lightweight vehicles generate zero-pollution and have low operating costs. The addition of a fuel cell system makes these vehicles far more reliable and robust in operation, allowing the vehicles to be used continuously at multi-building facilities, golf courses/country clubs, retirement and self-sustaining communities, and other locales that have need for short-range passenger and/or light utility level mobility. The fuel cell/battery hybrid power system offers a rapid deployment solution that can be competitive economically and robust technically.

The design for the fuel cell power system for golf carts/NEVs would be a universal range extending power package that would be added to existing vehicle designs. The fuel cell would provide 2.5 kW of net power to the NEV, providing substantial range extension and enhanced performance over the entire duty cycle. This on-board fuel cell recharging system could triple the operating time of an existing NEV battery pack, making a two-hour pack last 6 hours. Providing a range increase from 25-50 miles per charge to more than 100-150 miles per charge. The fuel cell would be hydrogen fueled from a compressed tank which can be refueled in minutes instead of the lengthy 8-10 hour charge required by conventional battery NEVs. The fuel cell would run continuously while the vehicle is in operation, keeping the state of charge of the battery pack as high as possible during operation. This constant on-board recharging will provide extra power to the user and greatly extend battery life and reduce battery recharge cycle time.

Hydrogen would be stored onboard the vehicle to provide approximately 6 hours of full-power operation before refueling. In moderate quantities, this system could be cost effective because of the dramatically lower daily fuel and maintenance costs compared to battery recharging. In higher volumes of thousands of units the fuel cell power system can be cost competitive in terms of initial capital costs and therefore have a drastically lower cost of ownership over the life of the system.

In addition to increasing range and driving performance of the vehicle the fuel cell system will also mobile power generation with on-board AC outlets that tools, appliances or electronics can be plugged into for up to 24 hours of continuous operation. This makes NEV fleets a perfect tool to aid in the on-the-ground coordination and response efforts of first-responders to emergencies whether they be power outages, natural disasters of security concerns.

Reg Technologies Inc. owns the exclusive distribution rights for Canada and REGI U.S., Inc. has the option for the rights for Europe.

ABOUT ANUVU INCORPORATED:
Anuvu designs, manufactures, sells and licenses patented hydrogen fuel cell stacks and competitive energy systems worldwide to OEMs, governments, private R&D laboratories and academic institutions. Our standard PEM fuel cell stacks range from 1.5 kilowatt (kW) to 6kW. We have been successfully delivering fuel cells to various markets for over five years, with the goal of becoming the leading volume supplier of fuel cell systems in the 1kW to 100kW range. After ten years of R&D, Anuvu is focusing on the broad commercialization of its fuel cells by targeting existing stationary and specialized mobile markets, such as indoor forklift, marine, data and network backup power, remote communications facilities, critical fail-over systems and small urban vehicles.

ABOUT REG TECHNOLOGIES INC. / REGI U.S., INC.
REGI U.S., Inc. owns the U.S. rights and the parent company Reg Technologies Inc. owns the worldwide rights to the Rand CamTM rotary technology. The engine is a light weight rotary engine that has only two moving parts: the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This revolutionary design makes it possible to produce a total of 24 continuous power impulses per one rotation that is vibration -free and extremely quiet. The Rand CamTM engine also has multi-fuel capabilities and is able to operate using fuels including natural gas, hydrogen, propane and diesel. Reg Technologies Inc., together with REGI U.S., Inc., is in the process of testing a Rand CamTM diesel engine for a generator application for hybrid electric cars and for unmanned aerial applications for the U.S. military. For more information please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson
President

Contacts:
Regi U.S., Inc
John Robertson, 1-800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.